UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
FOURTH QUARTER 2021

edenor

Results for the fourth quarter 2021

Ticker: EDN

Ratio: 20 Class B Shares = 1 ADR

Number of Shares Net of Portfolio Shares:

875,3 million shares | 43,8 million ADRs

Total Shares:

906,5 million shares | 45,3 million ADRs

Market Capitalization:

AR$ 57.771 billion | $ 291,92 million

Investor Relation Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, March 9th, 2022. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the fourth quarter of 2021. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast Information

On Thursday, March 10th 2022, at 10 a.m. Buenos Aires time / 8 a.m. New York time, there will be a webcast to discuss edenor’s 4Q21 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

For those interested in participating, please click HERE.

Questions will be answered exclusively through the webcast system.

Edenor S.A – Earnings Results 4Q21 2

[1] Market Price as of 09/03/2022, AR$ 66,00 per share and $ 6,67 per ADR

SUMMARY OF RESULTS FOR THE FOURTH QUARTER 2021

Edenor has managed to sustain the improvement in its service quality levels together with an improvement in the efficiency of the use of its resources.

In million of Pesos	12 Months			4Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Revenue from sales	113,500	137,782	(18%)	24,480	27,557	(11%)
Adjusted EBITDA	5,162	6,489	(20%)	(1,596)	(2,138)	25%
Net income	(21,344)	(26,704)	20%	(6,650)	(23,630)	72%
Capital expenditures	16,246	16,704	(3%)	4,847	4,892	(1%)

Revenue from sales decreased by 11%, reaching ARS 24,480 million in 4Q21, due to the fact that the company is renegotiating the tariff of the Distribution Value Added (VAD) and for energy seasonal price purposes in an inflationary context, which entailed a decrease in revenues in real terms, partially offset by an increase in demand driven by a recovery in commercial and industrial activity between the comparison periods, and the tariff adjustment applied as from May 1st.

Adjusted EBITDA had a 25% increase in 4Q2021, but a 20% decrease compared to 2020. The difference can be explained by a decrease in revenue from sales, which was offset by a decrease in operating costs, an improvement in energy losses, recognized income under the Framework Agreement for investments, and a 9% increase on average in the tariff for users since May 1st, 2021.

Net results accumulated losses for ARS 6,650 million in 4Q21, decreasing losses by ARS 16,980 million compared to the same period of last year.

During the last quarter of the year, there was a lower loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2020.

During 2021, investments reached AR$ 16,246 million, representing no significant changes in real terms compared to the previous year (-3%)

At the end of December 2021, collection of trade receivables was 96%, the defaulting balance amounted to 9,622 million pesos, and general customer satisfaction was 86%.

Edenor S.A – Earnings Results 4Q21 3

REGULATORY FRAMEWORK

Public Hearing for the transitional tariff regimes in 2022. Res 25 / 2022 | 01.25.2022

In the context of a temporary renegotiation of rates, within the RTI (Comprehensive Rate Review) Renegotiation Process and prior to defining the rates to be applied by the concessionaires, the National Electricity Regulatory Entity (ENRE) issued Resolution No. 25 / 2022. Based on said Resolution, the ENRE arranged to convene a Public Hearing for February 17, 2022 in order to inform and hear opinions regarding the following: (i) the treatment of the determination of the seasonal reference prices of Power, Stabilized Energy in the Wholesale Electricity Market (MEM), as well as the Stabilized Price of Transportation (PET) and for the Wholesale Electricity Market of Tierra del Fuego System (MEMSTDF); and (ii) the proposals of the concessionaires of the public service of transport and distribution of electrical energy, aimed at obtaining a transitory adjustment of tariffs.

On the other hand, by virtue of the aforementioned Resolution, the ENRE requested the Company to submit an update of the financial projection (PEF) and the Investment Plan for the year 2022, already sent on 01/19/2021, for the years 2021 and 2022. In relation to the Investments, the ENRE requested a detailed presentation of the works (Investment Plan) consistent with this new PEF.

Decree 88/2022 - Complementary Provisions for the General Budget of the National Administration 2022 | 02.22.2022

The National Executive Authority extended until December 31, 2022 the implementation of the "Special Regime for the Regularization of Obligations" for debts held with CAMMESA by electric power distributors, and of the "Special Credit Regime" established by the Secretariat of Energy within the framework of Article 87 of Law No. 27,591 and Resolutions No. 40 / 21 and 371 / 21.

Approval of Tariff Table. Res. ENRE 76 / 2022 | 02.25.2022

The ENRE approved new values of edenor's Tariff Table, effective as from March 1, 2022, in which an increase of 8% in VAD was established.

It also incorporates an increase in the reference prices of power (POTREF) and the Stabilized price of energy (PEE) of 34% for the residential category and 50% for non-residential, as well as an increase of 20% in the Stabilized Price of Transportation (PET).

Thus, the average tariff for the residential category varies by 19% with respect to the previous TC and the general category by 22%.

Approval of Tariff Table. Res. ENRE 41 / 2022 | 03.02.2022

Effective as from February 1, 2022, the ENRE approved the new values of edenor's tariff chart. With such approval, only the energy prices for T3 customers with contracted power over 300kW changed, for which the average energy price went from $ 6,813/MWh to $ 8,080/MWh, which implies an increase of 19%.

Edenor S.A – Earnings Results 4Q21 4

MAIN RESULTS FOR THE FOURTH QUARTER 2021

In millon of Pesos	12 Months			4Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Revenue from sales	113,500	137,782	(18%)	24,480	27,557	(11%)
Energy purchases	(69,800)	(87,408)	(20%)	(15,415)	(17,636)	(13%)
Gross margin	43,700	50,374	(13%)	9,065	9,921	(9%)
Operating expenses	(48,054)	(54,411)	(12%)	(12,590)	(14,300)	(12%)
Other operating expenses	(43)	236	(118%)	(308)	(285)	8%
Asset Impairment	-	(26,248)	na	-	(26,248)	na
Net operating income	(4,397)	(30,049)	85%	(3,833)	(30,912)	88%
Labilities regularization agreement	-	-	na	-	-	na
Financial Results, net	(25,155)	(16,765)	(50%)	(8,292)	(4,850)	(71%)
RECPAM*	23,844	14,734	62%	5,148	4,698	10%
Income Tax	(15,636)	5,376	(391%)	327	7,434	(96%)
Net income	(21,344)	(26,704)	20%	(6,650)	(23,630)	72%
*Result for exposure to changes in purching power

Revenues from sales

Revenues from sales decreased by 11% to ARS 24,480 million in 4Q21, against AR$ 27,557 million in 4Q20. This is due to the fact that the company is renegotiating the tariff of the Distribution Value Added (VAD) on the one hand, and for energy seasonal price purposes in an inflationary context, which entailed a decrease in revenues in real terms, partially offset by an increase in demand driven by a recovery in commercial and industrial activity between the comparison periods and the Tariffs adjustment applied as from May 1, 2021.

It should be taken into account that during part of the same period of 2020, the National Executive Branch maintained the Preventive and Mandatory Social Isolation ("ASPO"), which was lifted on November 6, 2020, so the year-on-year comparison base is unusually low.

Energy purchases

Energy purchases decreased by 13%, to AR$ 15,415 million, in 4Q21, against AR$ 17,636 million for the same period in 2020. The last increase was 5% (except for residential users) in April 2021, pending since August 2019. In turn, the reference seasonal price for residential customers is still subsidized by the Federal Government, where the subsidy reached 70% of the system’s actual generation cost in the fourth quarter of 2021, while large users receive no subsidy in the energy price.

Additionally, the energy loss rate decreased from 18% in 4Q20 to 17% in 4Q21.

Gross Margin

The gross margin corresponding to 4Q21 was AR$ 9,065, which represents a fall of 9% compared to the same period of the previous year. In addition, a fall of 13% can be observed in the accumulated at the end of the fiscal year compared to the previous period.

By means of Resolution No. 107/2021, the ENRE established new transitory tariffs schemes which are effective as of May and include a partial adjustment of tariffs of 9% on average for users. This increase entails a 20.9% increase in CPD for edenor, which was not enough to offset the effects of inflation.

As regards the seasonal price, effective as of April, by means of Resolution No. 78/2021, the ENRE issued new tariffs schemes increasing the price of energy for large distribution users (GUDIS), making them equal to the large users of the wholesale electricity market (MEM). Such Resolution also included a 5% increase in the tariff (with the exception for residential users) pending as from August 2019, pursuant to Resolution No. 14/2019 by the Secretariat of Renewable Resources and Electricity Market, which had not been passed to tariff and was being burdened by edenor. These increases in the seasonal price of energy are passed to final tariff without affecting edenor's income.

Edenor S.A – Earnings Results 4Q21 5

	12 Months 2021			12 Months 2020			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	9,868	45.5%	2,853,455	9,315	46.2%	2,786,153	5.9%	2.4%
Small commercial	1,839	8.5%	337,797	1,609	8.0%	327,128	14.3%	3.3%
Medium commercial	1,447	6.7%	30,863	1,341	6.6%	31,012	7.9%	(0.5%)
Industrial	3,492	16.1%	6,900	3,210	15.9%	6,860	8.8%	0.6%
Wheeling System	3,703	17.1%	684	3,364	16.7%	687	10.1%	(0.4%)
Others
Public lighting	665	3.1%	21	676	3.4%	21	(1.6%)	0.0%
Shantytowns and others	695	3.2%	563	664	3.3%	482	4.7%	16.8%
Total	21,710	100%	3,230,283	20,179	100%	3,152,343	7.6%	2.5%

	4Q 2021			4Q 2020			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,267	43.3%	2,853,455	2,020	42.5%	2,786,153	12.2%	2.4%
Small commercial	466	8.9%	337,797	391	8.2%	327,128	19.3%	3.3%
Medium commercial	370	7.1%	30,863	328	6.9%	31,012	13.0%	(0.5%)
Industrial	898	17.1%	6,900	821	17.3%	6,860	9.4%	0.6%
Wheeling System	948	18.1%	684	911	19.2%	687	4.0%	(0.4%)
Others
Public lighting	146	2.8%	21	148	3.1%	21	(1.3%)	0.0%
Shantytowns and others	146	2.8%	563	134	2.8%	482	8.6%	16.8%
Total	5,241	100%	3,230,283	4,752	100%	3,152,343	10.3%	2.5%
* 561.090 customers benefit from Social Tariff

Volume of Energy Sales

The volume of energy sales increased by 10%, reaching 5,241 GWh in 4Q21, against 4,752 GWh for the same period of 2020. As regards the annual accumulated, it also meant an increase of 8%, reaching 21,710 GWh.

Furthermore, edenor’s customer base rose by 2% compared to the same period of the previous year, reaching more than 3.2 million of customers, mainly on account of the increase in residential customers and small commercials as a result of the market discipline actions and the installation over the last year of more than 41,862 integrated energy meters that were mainly intended for the regularization of clandestine connections.

The outbreak of the global pandemic has brought several consequences in economic activities worldwide that directly affected the Company’s activities, generating reduced collections, especially at the beginning of the lockdown. In addition, given the tariff delay, our income was highly committed. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020. These obligations were partially regularized; even so, as of December 31, 2021 there is a debt of ARS 26,258 million before interest.

As regards the treatment of the debt accumulated, pursuant to Resolution No. 371/21 the Secretariat of Energy moved forward with the regulation of the “Special Liabilities Regularization Regime” and requested information to CAMMESA for their determination. As of the date of this report, the company has provided all the required information and is awaiting a definition by the Secretariat of Energy.

Edenor S.A – Earnings Results 4Q21 6

Operating Expenses

In million of pesos	12 Months			4Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Salaries, social security taxes	(15,642)	(17,073)	(8%)	(3,916)	(5,236)	(25%)
Pensions Plans	(755)	(720)	5%	19	(6)	(420%)
Communications expenses	(837)	(1,000)	(16%)	(189)	(304)	(38%)
Allowance for the imp. of trade and other receivables	(1,962)	(6,311)	(69%)	(563)	(1,262)	(55%)
Supplies consumption	(2,476)	(3,057)	(19%)	(669)	(535)	25%
Leases and insurance	(511)	(477)	7%	(127)	(139)	(9%)
Security service	(666)	(563)	18%	(186)	(154)	20%
Fees and remuneration for services	(11,525)	(11,480)	0%	(3,475)	(3,419)	2%
Amortization of assets by right of use	(458)	(478)	(4%)	59	(155)	(138%)
Public relations and marketing	(116)	(29)	300%	(106)	(4)	2798%
Advertising and sponsorship	(60)	(15)	300%	(54)	(2)	2962%
Depreciation of property, plant and equipment	(9,101)	(9,812)	(7%)	(2,296)	(2,371)	(3%)
Directors and Sup. Committee members’ fees	(35)	(43)	(19%)	(7)	(8)	(4%)
ENRE penalties	(2,045)	(1,049)	95%	(595)	(129)	361%
Taxes and charges	(1,836)	(2,289)	(20%)	(479)	(575)	(17%)
Other	(28)	(14)	100%	(7)	(2)	276%
Total	(48,054)	(54,411)	(12%)	(12,590)	(14,300)	(12%)

Operating expenses decreased by 12%, reaching AR$ 12,590 million in 4Q21, against AR$ 14,300 million in 4Q20. This is mainly explained by lower salaries and social security charges for AR$ 1,321 million, lower allowance for impairment of trade and other receivables for AR$ 699 million, lower amortization of assets by right of use for AR$ 214 million and lower communication expenses for AR$ 115 million.

Financial Results

Financial results experienced a 71% increase in losses, reaching AR$ 8,292 million in 4Q21, against losses for AR$ 4,850 million in 4Q20. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA, which to date accumulates interest for AR$ 23,879 million. These results were partially offset by lower losses from exchange differences in the amount of AR$ 629 million due to a lower devaluation of the peso in the quarter and lower debt in foreign currency, and changes in the fair value of financial assets in the amount of ARS 181 million.

Net Income

Net income increased by AR$ 16,980 million, recording losses for AR$ 6,650 million in 4Q21, against a loss of AR$ 23,630 million for the same period in 2020. This can be explained by the impact of the Impairment of property, plant and equipment in 2020, and was offset by decrease in income from the sale of services and the increase in financial expenses.

In addition, there was a lower loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM).

EBITDA

In millon of Pesos	12 Months			4Q
in constant purchising power	2021	2020	Δ%	2021	2020	Δ%
Net operating income	(4,397)	(30,049)	85%	(3,833)	(30,912)	88%
Depreciation of property, plant and equipment	9,559	10,290	(7%)	2,237	2,526	(11%)
EBITDA	5,162	(19,759)	126%	(1,596)	(28,386)	94%
Asset Impairment	-	26,248	na	-	26,248	na
Adjusted EBITDA	5,162	6,489	(20%)	(1,596)	(2,138)	25%

Edenor S.A – Earnings Results 4Q21 7

EBITDA had a 94% increase in 4Q21, and during the twelve months of the year it increased 126%, compared to the same period of the previous year. However, adjusted EBITDA accumulates a drop of 20% in annual terms compared to 2020. This is due to the fact that during 2020 a strong depreciation of assets was recognized, which had a direct impact on the financial statements, and to the decrease in sales revenues. Besides, it was offset by a decrease in operating costs, an improvement in energy losses, and recognized income under the Framework Agreement for investments and an increase in the tariff since May 1st, 2021.

Capital Expenditures

During 2021, edenor´s capital expenditures totaled AR$ 16,246 million, a decrease of 3% in real terms compared to the same period of the previous year, against AR$ 16,704 million in the same period of last year. Investments for the period were as follows:

•	AR$ 1,915 million in new connections;
•	AR$ 5,983 million in grid enhancements;
•	AR$ 4,712 million in maintenance;
•	AR$ 163 million in legal requirements;
•	AR$ 1,578 million in communications and telecontrol;
•	AR$ 1,895 million in other investment projects.

Among the most outstanding investments of the fourth quarter we can highlight the following:

-	Start of operations of the new ARA San Juan 160 MVA substation;
-	Construction of a 6.6 km of High Voltage network of Puerto Nuevo Electroduct – Austria;
-	Construction of a 1.4 km of High Voltage network as part of the high voltage connection of Puesto de Interconexion Martínez Electroduct – Edison Substation;
-	Construction of a 2 km of High Voltage network as part of the high voltage connection of the ARA San Juan substation.

The difference in the amount of investments during 2021, compared to the same period of 2020 is mainly due to the impact of the extraordinary activation of $1,385 million of the 500/220 Kw 800 MVA transformer bank at General Rodriguez transformer station registered in the second quarter of last year which affects our annual comparison. Without this activation, investments would have shown more favorable numbers compared to 2020.

Edenor S.A – Earnings Results 4Q21 8

Service Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth in the last comprehensive tariff review, and even exceeding this year the quality indicators required by the regulator for the end of the tariff period in February 2022.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the fourth quarter of 2021, SAIDI and SAIFI indicators were 10.7 hours and 4.1 outages on average per client per year over the last 12 months, evidencing a 13% and 11% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 22% and 31% lower than target values required by the RTI for the end of 2021. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

SAIDI

Edenor S.A – Earnings Results 4Q21 9

SAIFI

Energy Losses

In 4Q21, energy losses experienced a 17% decrease, against 18% for the same period of the previous year. Costs associated with these losses remained stable, experiencing a 45% decrease in real terms. This result is AR$ 681 million improvements in real terms.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

In addition, during 2021, 413,041 inspections of Tariff 1 (Residential users) were conducted with a 52% efficiency, while for the same period of the previous year 446,086 inspections were conducted with a 57% efficiency. This means a 7% fall in inspections and a 5% fall in efficiency. Moreover, 41,862 Integrated Energy Meters (MIDE) were installed during 2021, 13,303 of which were installed during the last quarter.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a striking rate of recidivism in fraud has been observed.

Energy Losses

Edenor S.A – Earnings Results 4Q21 10

Indebtedness

As of December 31, 2021, the outstanding principal of our dollar-denominated financial debt amounts to USD 98.1 million, whereas the financial debt net of cash position is USD -84 million. The financial debt consists exclusively of Senior Notes maturing in October 2022.

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

Social pillar: The commitment to the development of the community in which it is immersed is key to Edenor, and part of its sustainability strategy includes electricity inclusion, intelligent consumption and equitable and quality education. In this regard, the electrical inclusion and intelligent consumption program allows customers to be effectively included in society and to make full use of electrical energy with energy efficiency knowledge. In addition, it is an advance as to the experience of customers with the company and the administration of electricity consumption in households.

It is worth mentioning the most significant benefits of accessing electricity:

-	Access to a quality public service;
-	Possibility of opening an account in a bank or accessing other services, since the recharge ticket serves as a proof of address;
-	Greater equity between neighbors of normalized and non- normalized neighborhoods
-	Possibility of self-managing consumption (energy loads) based on family income flow;
-	Training for clients in the rational use of energy;
-	Decrease in accidents derived from illegal manipulations in power lines and clandestine connections;
-	Improvement in the electrical safety of households due to the incorporation of thermal and circuit breaker;
-	It offers the possibility of filing claims with the company, or with the ENRE, in the event the latter does not answer;
-	Digitalization of the service;
-	Improvement in the quality of life since it offers the possibility of using a refrigerator, electric oven for cooking, access to water, etc.;
-	Access to social tariff;
-	Access to consumer credit, since customers may be considered good payers if there are no debts;
-	Access to education, work and undertakings development

In addition, the Company continues to carry out the scholarship and tutoring program in technical schools: the “Mujeres con Energia” initiative and the “edenorchicos” educational program.

Environmental pillar: Edenor is working with its consumers so that they can install an electricity generation system for self-consumption and with eventual injection of surpluses into the network. Likewise, Edenor acquired its first 100% electric vehicle for its operations and installed smart meters that allow the company and customers to know in real time, 24 hours a day, electricity consumption, credit balances, partial and total values of the electricity supply, among others.

Edenor S.A – Earnings Results 4Q21 11

Governance pillar: all employees, members of the Board of Directors and members of the Supervisory Committee adhere to the code of ethics and, in turn, a policy has been implemented to facilitate the reporting of alleged irregularities.

Edenor S.A – Earnings Results 4Q21 12

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In 2021, edenor sold 21,710 GWh of energy and purchased 26,373 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 113.5 billion adjusted by inflation as of December 2021. In turn, the company had negative net results in the amount of AR$ 6.65 billion in the last 3 months of the year.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Empresa Distribuidora y Comercializadora Norte S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Results 4Q21 13

Condensed Interim Statements of Financial Position

as of December 31, 2021 and 2020

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	12.31.2021	12.31.2020		12.31.2021	12.31.2020
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	195,374	188,478	Adjustment to share capital	55,382	55,373
Interest in joint ventures	14	17	Additional paid-in capital	766	760
Deferred tax asset	425	344	Treasury stock	31	31
Other receivables	7	143	Adjustment to treasury stock	1,187	1,196
Financial assets at amortized cost	-	361	Adquisition cost of own shares	(4,607)	(4,607)
Total non-current assets	195,820	189,343	Legal reserve	3,894	3,894
			Opcional reserve	37,709	64,413
Current assets			Other comprehensive loss	(199)	(329)
Inventories	3,441	2,823	Accumulated losses	(21,344)	(26,704)
Other receivables	2,133	941	TOTAL EQUITY	73,694	94,902
Trade receivables	17,563	21,352
Financial assets at fair value through profit or loss	15,451	3,352
Financial assets at amortized cost	243	117	LIABILITIES
Cash and cash equivalents	3,172	6,582	Non-current liabilities
Total current assets	42,003	35,167
			Trade payables	660	786
			Other payables	9,452	9,483
TOTAL ASSETS	237,823	224,510	Borrowings	-	12,465
			Deferred revenue	1,687	2,220
			Salaries and social security payable	398	458
			Benefit plans	997	1,130
			Deferred tax liability	49,438	35,774
			Tax liabilities	-	-
			Provisions	3,981	3,668
			Total non-current liabilities	66,613	65,984

			Current liabilities
			Trade payables	76,177	49,820
			Other payables	3,977	4,526
			Borrowings	10,262	216
			Derivative financial instruments	-	-
			Deferred revenue	44	55
			Salaries and social security payable	4,515	5,635
			Benefit plans	131	127
			Tax payable	1,254	-
			Tax liabilities	619	2,705
			Provisions	537	540
			Total current liabilities	97,516	63,624
			TOTAL LIABILITIES	164,129	129,608

			TOTAL LIABILITIES AND EQUITY	237,823	224,510

Edenor S.A – Earnings Results 4Q21 14

Condensed Interim Statements of Comprehensive Income
for the twelve-month period ended on December 31, 2021 and 2020

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	12.31.2021	12.31.2020
	AR$	AR$

Continuing operations
Revenue	113,500	137,782
Electric power purchases	(69,800)	(87,408)
Subtotal	43,700	50,374
Transmission and distribution expenses	(29,112)	(29,974)
Gross loss	14,588	20,400
Selling expenses	(11,495)	(16,362)
Administrative expenses	(7,447)	(8,075)
Other operating income	4,842	3,635
Other operating expense	(4,885)	(3,399)
Assets Impairment	-	(26,248)
Operating Profit (Loss)	(4,397)	(30,049)
Labilities regularization agreement	-	-
Financial income	65	83
Financial expenses	(26,961)	(13,996)
Other financial expense	1,741	(2,852)
Net financial expense	(25,155)	(16,765)
RECPAM	23,844	14,734
Profit (Loss) before taxes	(5,708)	(32,080)

Income tax	(15,636)	5,376
Profit (Loss) for the period	(21,344)	(26,704)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(24.39)	(30.52)

Edenor S.A – Earnings Results 4Q21 15

Condensed Interim Statements of Comprehensive Income
for the twelve-month period ended on December 31, 2021 and 2020

Values expressed at historical values

In millon of Argentine Pesos at histórical values	12.31.2021	12.31.2020
	AR$	AR$

Continuing operations
Revenue	95,223	77,896
Electric power purchases	(58,589)	(49,394)
Subtotal	36,634	28,502
Transmission and distribution expenses	(19,799)	(13,306)
Gross loss	16,835	15,196
Selling expenses	(8,673)	(8,760)
Administrative expenses	(5,655)	(4,251)
Other operating expense, net	(1,455)	194
Operating Profit (Loss)	1,051	2,379
Labilities regularization agreement	1,794	-
Financial income	56	51
Financial expenses	(24,142)	(8,346)
Other financial expense	2,530	(1,346)
Net financial expense	(21,556)	(9,641)

RECPAM	-	-
Profit (Loss) before taxes	(18,711)	(7,262)

Income tax	(475)	(123)
Profit (Loss) for the period	(19,186)	(7,384)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(21.93)	(8.44)

Edenor S.A – Earnings Results 4Q21 16

Condensed Interim Statements of Cash Flows

for the twelve-month period ended on December 31, 2021 and 2020

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	12.31.2021	12.31.2020
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	(21,344)	(26,704)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	29,802	39,124

Changes in operating assets and liabilities:
Increase (Decrease) in trade receivables	(2,688)	(5,768)
Increase (Decrease) in trade payables	18,237	20,475
Income tax payment	-	(3,651)
Increase (Decrease) of Cammesa Commercial Financing	-	-
Others	(2,659)	2,673

Net cash flows provided by operating activities	21,348	26,149

Net cash flows used in investing activities	(25,544)	(18,242)

Net cash flows used in financing activities	(1,438)	(9,283)

Net (decrease) increase in cash and cash equivalents	(5,634)	(1,376)

Cash and cash equivalents at beginning of year	6,582	6,572
Exchange differences in cash and cash equivalents	2,228	1,385
Result for exposure to inflation in cash and cash equivalents	(4)	1
Net Increase (Decrease) in cash and cash equivalents	(5,634)	(1,376)
Cash and cash equivalents at the end of period	3,172	6,582

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement		-
Acquisitions of property, plant and equipment through increased trade payables	(1,521)	(1,846)
Acquisitions of assets for rights of use through an increase in other debts	(539)	(371)

Investor Relations Contacts German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511
Edenor S.A – Earnings Results 4Q21 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2022